SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ/MF) #02.808.708/0001 -07
Corporate Registry ID (NIRE) #35.300.157.770

Publicly-Held Company

Minutes of the Extraordinary General Meeting of Companhia de Bebidas das Américas – AmBev (“Company”) held on May 31, 2005, drawn up as summary:

1.
Date, Time and Venue: On May 31, 2005, at 10:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi.

2.
Call Notice: A call notice was published by the newspapers “Diário Oficial do Estado de São Paulo” on May 11, 13, and 14, 2005, on pages 21, 19 and 7, respectively, and “Gazeta Mercantil” – National Edition, on May 11, 12 and 13, pages A-9, A-9 and A-7, respectively.

3.
Attendance: Shareholders representing 97% of the Company’s voting capital stock and shareholders representing 38% of the preferred shares issued by the Company, as mentioned in the “Shareholders’ Attendance Book”. A representative of the specialized company APSIS Consultoria Empresarial S/C Ltda., Mrs. Débora Coelho Lucas, the Co-Chairman of the Company’s Board of Directors, Mr. Victório Carlos De Marchi, the members of the Company’s Board of Directors, Mr. José Heitor Attílio Gracioso and Mr. Roberto Herbster Gusmão, the Fiscal Council Member, Mr. Ary Waddington also attended the meeting as provided for by the law, as well as the representative of the independent accountants Deloitte Touche Tohmatsu, Mr. Altair Tadeu Rossato (CRC [Regional Accounting Council] 1SP 182515/O-5).

4.	Presiding Board: Chairman, Mr. Victorio Carlos De Marchi and Secretary, Mr. Paulo Cezar Aragão.

5.
Resolutions: The following resolutions were taken by shareholders representing more than two-thirds (2/3) of the Company’s voting capital stock and attending the Meeting, with no dissenting vote and legal abstentions:

5.1. To authorize the drawing up of the Minutes referred to by this General Meeting in the summary format, as well as its publication, omitting the signature of the attending shareholders, under the terms of Article 130 and paragraphs of Law No. 6,404/76.

5.2. To ratify the contracting of the specialized company APSIS Consultoria Empresarial S/C Ltda., headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, sala 1.802 B, Centro, CEP 20010-020, Corporate Taxpayer’s ID (CNPJ/MF) 27.281.922/0001 -70 (“APSIS”), previously made by the Company’s management to appraise the shareholders’ equity of Companhia Brasileira de Bebidas, a closely-held company, headquartered in the City of Jaguariúna, State of São Paulo, located at Av. Antártica, 1.891, Corporate Taxpayer’s ID (CNPJ/MF) 60.522.000/0001 -83 (“CBB”), to be conveyed to the Company, at book value, and thus, prepare the respective appraisal report, considering December 31, 2004 as reference date (“Reference Date”), by the votes of attending common shareholders.

5.3. To ratify the contracting of APSIS, previously made by the Company’s management in order to appraise the book values of shareholders’ equities of CBB and the Company, on the Reference Date, in compliance with provisions in Article 264 of Law No. 6,404/76, by the votes of the attending common shareholders. The shareholders’ equities of both Companies were appraised at book value, as authorized by the Brazilian Securities and Exchange Commission – CVM in a meeting of the Joint Committee held on May 3, 2005 (CVM Process RJ/2005/2597).

5.4. After examination and discussion, to approve, by the votes of the attending common shareholders, the appraisal report of CBB’s shareholder’s equity prepared by APSIS, for the purposes of the provisions in Article 226 and as provided for by Article 8, both of Law No. 6,404/76 (“Appraisal Report”). This appraisal after being certified by the Presiding Board, now shall become an integral part of the Minutes referred to by this Meeting as Attachment I. The Appraisal Report establishes that the value of CBB’s shareholders’ equity on the Reference Date is of at least R$5,064,967,756.81.

5.5. To approve the merger by the Company of its subsidiary CBB, under the terms and conditions set forth in the protocol and justification entered into by the Company’s and CBB’s managers on May 9, 2005 (“Protocol and Justification”), also approved herein and based on the Appraisal Report. As of this date, this Company shall own all the assets, rights and liabilities of CBB related to or mentioned in the Appraisal Report, with the resulting legal extinguishment of CBB by the votes of the attending common shareholders. The Protocol and Justification, after being certified by the Presiding Board, now becomes an integral part of the Minutes referred to by this Meeting as Attachment II.

5.6. To approve the issuance by the Company of 26,585 new common shares, all of them nonpar shares, with the issuance price of R$156.52 per lot of thousand (1,000) shares, of which R$86.70 per lot of thousand (1,000) shares destined to the capital stock account, in the total amount of R$2,304.92, and R$69.82 per lot of thousand (1,000) shares allocated to the capital reserve, as goodwill on the subscription of shares in compliance with Article 182, paragraph 1, “a” of the Law No. 6,404/76, in the total amount of R$1,856.36, which are fully subscribed by CBB’s legal representatives, as provided for by paragraph 2 of Article 227 of Law No. 6,404/76. For this purpose, CBB’s legal representatives execute the corresponding subscription list which, after being certified by the Presiding Board, shall be filed at the Company’s headquarters. Shares are fully paid by conveying the portion of the shareholders’ equity of the mergee company corresponding to the investment of CBB’s minority shareholders by the amount of R$4,161.28, the amount of which is supported by the Appraisal Report and accepted by the subscriber. The Company’s capital stock as provided for above shall increase from R$4,742,803,034.47 to R$ 4,742,807,195.75, with the resulting amendment to the caput of Article 5 of the Company’s Bylaws, maintaining its paragraphs unaltered, which now shall take effect with the following and new wording by the votes of the attending common shareholders:

“Article 5 – The Capital Stock is R$4,742,807,195.75, divided into  54,934,922,711 shares, of which 23,558,271,859 are common shares and  31,376,650,852 are preferred shares, all of them are nonpar and  registered shares.”

5.7. The shares issued, subscribed and paid-up herein are attributed to CBB’s minority shareholders, in the proportion of their respective interest in CBB’s capital (excluding the shares owned by the Company or held in treasury for the purpose of this calculation, which are cancelled) in substitution of the shares issued by CBB which were extinguished as a result of the merger, based on the swap ratio of shares issued by the mergee, as determined in the Protocol and Justification, of which 0.58741 are Company’s common shares for each share issued by CBB, participating the shares fully issued from the income for the fiscal in progress, by the votes of the attending common shareholders.

5.8. To record that the reimbursement amount to be paid to CBB’s dissenting shareholders shall be calculated based on the book value of shareholders’ equity included in CBB’s balance sheet drawn up as of December 31, 2004 and approved by Annual Shareholders’ Meeting of CBB held on April 29, 2005, which corresponds to R$0.091943737 per share, except for the authorization to draw up special balance sheet.

5.9. To authorize the Company’s management, represented as provided for by its Bylaws, to practice all acts necessary for the implementation and formalization of the merger operation approved herein.

6.
Approval and Closure: Nothing more to be dealt with, these Minutes were drawn up and then were read, approved and signed by all members of the Presiding Board and by the shareholders representing the majority necessary for the resolutions taken in this Meeting.

Signatures: Presiding Board: Victório Carlos De Marchi, Chairman; and Paulo Cezar Aragão, Secretary. Shareholders: InBev Holding Brasil S.A - Represented by Ivana Martins; Empresa de Administração e Participações S/A – ECAP –Represented by Ivana Martins; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência – Represented by José Heitor Attílio Gracioso and Roberto Herbster Gusmão; The Bank of New York – ADR Department – Represented by Maria Aparecida Simionato; Philips Electronics N.A. Corp. Master Retirement Trust - Represented by Daniel Alves Ferreira; The California State Teachers Retirement System - Represented by Daniel Alves Ferreira; State Street Emerging Markets - Represented by Daniel Alves Ferreira; Paulo Cezar Aragão; Victório Carlos De Marchi - Co-Chairman of the Board of Directors; Ary Waddington – Member of the Fiscal Council; José Pires de Almeida; Monique Mesquita Mavigner de Lima; Isaac Michaan - Represented by Roberto Saul Michaan; Fama Striker 28 Fundo de Investimento Multimercado Longo Prazo - Represented by Rafael Sales Guimarães; Fama Challenger Fundo de Investimento em Ações - Represented by Rafael Sales Guimarães; Fama Sniper Fundo de Investimento Financeiro - Represented by Rafael Sales Guimarães; Dynamo Cougar Fundo de Investimento em Ações - Represented by Antonio Alberto Gouvêa Vieira Filho; Fundo de Investimento em Ações Lúmina - Represented by Antonio Alberto Gouvêa Vieira Filho; Classe A Fundo de Investimento em Ações – Previdenciário - Represented by Antonio Alberto Gouvêa Vieira Filho; Roberto Herbster Gusmão; José de Maio Pereira da Silva; José Heitor Attílio Gracioso. Representative of the specialized company APSIS Consultoria Empresarial S/C Ltda.: Mrs. Débora Coelho Lucas; Co-Chairman of the Company’s Board of Directors: Mr. Victório Carlos De Marchi; Members of the Company’s Board of Directors: Messrs. José Heitor Attílio Gracioso and Roberto Herbster Gusmão; Fiscal Council Member: Mr. Ary Waddington, as provided by the law; and Representative of the independent accountants Deloitte Touche Tohmatsu: Mr. Altair Tadeu Rossato (CRC 1SP 182515/O-5).

This present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, May 31, 2005

Victório Carlos De Marchi
Chairman

Paulo Cezar Aragão
Secretary

Attachment I

REPORT	RJ-073/05
REFERENCE	December 31, 2004.
DATE:
REQUESTED BY:
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, a publicly-held  company with headquarters located at Rua Dr. Renato Paes de Barros, 1017, 4º  andar, São Paulo, State of São Paulo, Corporate Taxpayers’ Identification (CNPJ)  # 028.087.08.0001/07 and Companies Registrar (NIRE) # 3.530.015.770,  hereinafter named AMBEV.

OBJECT:
COMPANHIA BRASILEIRA DE BEBIDAS, a closely-held joint-stock  company with headquarters at Avenida Antarctica, 1891, parte, Fazenda Santa  Úrsula, Jaguariúna, State of São Paulo, Corporate Taxpayers’ Identification  (CNPJ/MF) # 60.522.000/0001 - 83 and Companies Registrar (NIRE) #  35.300.037.324, hereinafter named CBB.

OBJECTIVE:	To verify the book value of the shareholders’ equity of CBB for capitalization purposes in AMBEV.

INDEX
1.	INTRODUCTION	7
2.	PRINCIPLES AND RESERVATIONS	4
3.	LIMITATIONS OF RESPONSIBILITY	9
4.	VALUATION METHODOLOGY	10
5.	VALUATION OF THE SHAREHOLDERS' EQUITY	11
6.	CONCLUSION	12
7.	LIST OF ATTACHMENTS	9

INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. hereinafter named APSIS, with headquarters located at Rua Porto Rico, 99, Jardim São Luiz, Santana do Parnaíba, State of São Paulo, Corporate Taxpayers’ Identification (CNPJ/MF) # 05.702.059/0001 -45, was appointed expert to verify the book value of THE shareholder’s equity of CBB for capitalization purposes in AMBEV.

For preparing this report, we have considered data and information provided by third parties, including documents and verbal interviews with the client. Estimations used in this study are based on documents and information, such as:

  CBB’s Statements of Account on December 31, 2004 (Attachment1).

  Report of the Independent Registered Public Accounting Firm, DELOITTE TOUCHE TOHMATSU, issued on February 14, 2005.

APSIS has recently carried out valuations for publicly -held companies for several purposes at the following companies:

  AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
  BELGO -MINEIRA
  CIMENTO MAUÁ S/A
  GEODEX COMMUNICATIONS DO BRASIL S/A
  GERDAU S/A
  HOTÉIS OTHON S/A
  IBEST S/A
  L.R. CIA.BRAS.PRODS. HIGIENE E TOUCADOR S/A
  LIGHT SERVIÇOS DE ELETRICIDADE S/A
  LOJAS AMERICANAS S/A
  MINASGÁS S/A DISTRIB. DE GÁS COMBUSTÍVEL
  REPSOL YPF BRASIL S/A
  TAM TRANSPORTES AÉREOS MERIDIONAL S/A
  WAL PETROLEO S/A

APSIS team, which is responsible for the preparation of this study, comprises the following professionals:

  ANA CRISTINA FRANÇA DE SOUZA
  civil engineer
  post graduated in accounting (CREA/RJ 91.1.03043-4)

  CESAR DE FREITAS SILVESTRE
  accountant (CRC RJ 44779/O-3)

  CLAUDIO MARÇAL DE FREITAS
  accountant (CRC RJ 55029/O-1)

  DÉBORA COELHO LUCAS
  civil engineer, master’s degree in production engineering
  post graduated in accounting (CREA/RJ 96.1.22619-7)

  LUIZ PAULO CESAR SILVEIRA
  mechanical engineer
  master’s degree in business administration (CREA/RJ 89.1.00165-1)

  RICARDO DUARTE CARNEIRO MONTEIRO
  civil engineer
  post graduated in economic engineer (CREA/RJ 30137-D)

  SÉRGIO FREITAS DE SOUZA
  economist (CORECON/RJ 23521-0)

  VERONICA ROCHA DE OLIVEIRA
  accountant (CRC/RJ nº. 069.548-9)

PRINCIPLES AND RESERVATIONS

The object report of the following enumerated, calculated and specified study is strictly based on the fundamental principles described below.

  Consultants involved in the study do not have neither personal relation nor interest towards its subject, and there is no conflict or community of interests, current or potential, which impede them from preparing this report, including, as an example, with CBB’s parent company, or in view of CBB’s minority shareholders, or relatively to AMBEV and its respective shareholders, or even in relation to the operation itself.

  In the best consultant’s knowledge and credit, analysis, opinions and conclusions expressed in this Report are based on true and precise information, diligences, researches and surveys.

  The report includes all restricting conditions imposed by adopted methodologies, which affect the analysis, opinions and conclusions included in it.

  APSIS’ professionals’ fees are not subject to the completion of this report.
  APSIS is fully responsible for the Valuation Engineering subject, including the implied ones, for performing its honorable duties, which are set forth in laws, codes or own regulations.

  In this report, information provided by third parties is deemed as accurate, being their source included in such report.

  Such report was prepared by APSIS and any one, except its own consultants, has worked on analysis and respective conclusions.

  For projection purposes, we have assumed the inexistence of any kind of judicial or extra judicial burden or lien involving the companies, except for the ones included in the report.

  This report complies with all specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), as well as the requirements imposed by different bodies, such as: Ministry of Finance, Brazilian Central Bank, Brazilian SEC (CVM), SUSEP (Private Insurance Superintendence), RIR (Income Tax Regulation), etc.

LIMITATIONS OF RESPONSIBILITY

  For preparing this report, APSIS has used information and historic data audited by third parties, as well as non-audited information and projections, provided in written or oral form by the company’s management or obtained from mentioned sources. Then, APSIS has deemed as true all information and data obtained for this report and has no responsibility regarding their truth.

  The scope of this study does not include neither the auditing of financial statements nor the revision of works performed by its auditors.

  Our study was developed for being used by AMBEV and other companies involved in the project, aiming at the objective previously described.
  We are not liable for occasional losses incurred by the company and its controlled companies, their shareholders, officers, creditors or other parties resulting from the utilization of data and information provided by the company and included in this report.

  Analysis and conclusions included in this report are based on several premises, made on the present date, on future operating projections, such as: prices, volumes, market share, revenues, taxes, investments, operating margins, etc. Then, future operating results of the company may be different from any forecast or estimation included in this report.

VALUATION METHODOLOGY

Exam of the supporting documentation previously mentioned, aiming at verifying a bookkeeping made in due form and complying with the regulatory legal normative and statutory provisions which rule the matter, within the “Generally Accepted Accounting Principles and Limitations”.
CBB’s accounting books and all the other documents necessary for the preparation of this report, which was carried out from CBB’s balance sheet ended on December 31, 2004, were examined (Attachment 1). The experts have verified that CBB’s assets and liabilities are duly recorded.

VALUATION OF THE SHAREHOLDERS’ EQUITY

CBB’s accounting books and all the other documents necessary for the preparation of this report were examined.

The experts verified that the book value of the shareholders’ equity of CBB is worth, at least, R$ 5,064,967,756.81 (five billion, sixty four million, nine hundred, sixty seven thousand, seven hundred, fifty six reais and eighty nine centavos) on December 31, 2004.

COMPANHIA BRASILEIRA DE BEBIDAS
BALANCE SHEET ON DECEMBER 31, 2004
(Amounts in thousands of reais - R$)
CURRENT ASSETS	2,022,016
LONG-TERM ASSETS	4,367,631
PERMANENT ASSETS	8,932,592
TOTAL ASSETS	15,322,239
CURRENT LIABILITIES	3,418,739
LONG-TERM LIABILITIES	6,838,533
SHAREHOLDERS’ EQUITY	5,064,968
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,322,239

CONCLUSION

In light of the exams carried out in the documentation previously mentioned and taking as basis the studies of APSISA, the experts concluded that the book value of the shareholders’ equity of CBB is worth, at least, R$ 5,064,967,756.81 (five billion, sixty four million, nine hundred and sixty seven thousand, seven hundred and fifty six reais and eighty nine centavos) on December 31, 2004.

Having concluded the Report RJ-073/05, comprised of 9 (nine) pages plus 3 (three) attachments and made in 5 (five) original counterparts, APSIS Consultoria Empresarial S/C Ltda., CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, a company specialized in assets valuation, and TOWER CONSULTORIA E ASSESSORIA LTDA, CRC RJ-00330710 -0, legally represented by its directors mentioned below, is available for any further explanation and clarification.

Rio de Janeiro, May 4, 2005.

ANA CRISTINA FRANÇA DE SOUZA
Director/Partner

DÉBORA COELHO LUCAS
Director

CLAUDIO MARÇAL DE FREITAS
Accountant

CESAR DE FREITAS SILVESTRE
Accountant

VERÔNICA ROCHA DE OLIVEIRA
Accountant

LIST OF ATTACHMENTS

1.	SUPPORTING DOCUMENTATION

2.	GLOSSARY

3.	APSIS PROFILE

SÃO PAULO OFFICE	RIO DE JANEIRO OFFICE
Av. Vereador José Diniz, 3.300, Cj. 808	Rua São José, 90, grupo 1802
Work Center 4, CEP: 04604-006	Centro, CEP: 20010-020
Tel.: + 55 11 5543.7907/5543.3811	Tel.: + 55 21 2210.5073 Fax: + 55 21 2210.2959

Attachment II

PROTOCOL AND JUSTIFICATION OF MERGER

Companhia de Bebidas das Américas - AMBEV, a publicly-held company, headquartered in the City of São Paulo, State of São Paulo, Brasil, located at Rua Dr. Renato Paes de Barros, 1017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, with the corporate taxpayer’s ID (CNPJ/MF) No. 02.808.708/0001 -07 (hereinafter simply referred to as “AmBev”), in this act represented by its directors and executive officers, as especially provided for in Article 224 of the Law 6,404/76; and

Companhia Brasileira de Bebidas – CBB, a closely-held company, headquartered in the City of Jaguariúna, State of São Paulo, located at Av. Antártica, 1.891 (parte), with the corporate taxpayer’s ID (CNPJ/MF) No. 60.522.000/0001 -83 (hereinafter simply referred to as “CBB”), in this act represented by its directors and executive officers, as especially provided for in Article 224 of the Law 6,404/76

WHEREAS AmBev is the holder of 19,881,631,705 common shares and 35,206,009,496 preferred shares, which represent 99.9998% of the voting capital and 99.9510% of the total capital of CBB, solely remaining 45,259 outstanding common shares of CBB, representing 0.0002% of voting capital and 0.0001% of total capital of CBB;

RESOLVE to enter into this present Protocol and Justification, under the following terms and conditions:

1. Justification for the Operation.

1.1. The Merger is another step in the ongoing process of simplification of AmBev’s corporate structure, which has already resulted in the mergers of other companies within the group by AmBev. The merger will result in the operational simplification and the reduction of costs incurred on operations among the involved companies, among other advantages, which will consequently result in benefits to AmBev and CBB’s shareholders.

1.2. AmBev will continue to be involved in the production and commercialization of beer, concentrates, soft drinks and other drinks and will carry out these activities directly instead of through CBB.

2. Basis of the Merger.

2.1. The merger will be carried out in a way that enables AmBev to receive the assets, rights and liabilities of CBB at their respective book values. For this reason, AmBev will open branches in sites where CBB’s headquarters and branches are located. In connection with the merger, AmBev will increase its shareholders’ equity by an amount equivalent to the percentage of CBB’s shareholders’ equity corresponding to the investment of CBB’s minority shareholders.

2.2. The amount of R$ 702,700,000.00 of goodwill which was originally recorded by AmBev in connection with its acquisition of shares of Companhia de Bebidas Antarctica Paulista – IBBC (“IBBC”) (currently known as CBB) that was attributed to the expectation of future profitability will, after the merger, be fiscally amortized within 10 years by AmBev, under the terms of the tax laws.

3. Swap ratio, number and type of shares to be allocated to CBB’s shareholders and share rights

3.1. Management is proposing that 0.58741 registered common shares of AmBev be allocated to CBB’s minority shareholders in exchange for each registered common share of CBB held by them. The CBB shares will be canceled upon completion of the Merger. The AmBev shares received by CBB’s minority shareholders will (i) be entitled to the same rights and advantages attributed to AmBev’s registered common shares now outstanding and (ii) fully participate in the current fiscal year’s results. This swap ratio was calculated, in an equitable manner, based on the equity and market value of AmBev and the equity value of CBB.

3.2. As provided for in the final section of Article 264 of LSA, AmBev requested and obtained, on May 3, 2005, authorization from the Brazilian Securities and Exchange Commission to value the merging company and mergee company, based on the book value of shareholders’ equity of both companies by the same criteria and on same date, under the terms of the final section of caput of the referred Article, in view of the peculiarities of the operation and with a view to reducing costs. APSIS Consultoria Empresarial S/C Ltda. (“APSIS”) performed this valuation and confirmed, observing the criteria mentioned above, that the shareholders’ equity (book value) of AmBev and CBB on December 31, 2004 (the “Reference Date”) was R$17,100,969,431.49 and R$5,064,967,756.81, respectively, or R$0,313047431 and R$0,091943737 per share. These amounts, if directly applied, would result in a less favorable swap ratio to CBB’s shareholders as compared to the swap ratio which will be used in connection with the Merger, as provided for in item 3.1 above.

4. Criteria to valuate CBB’s equity and treatment of equity variations.

4.1. CBB’s Shareholders’ equity will be incorporated at book value, based on the elements included in the audited balance sheet as of the Reference Date. The merger will take effect based on the value of CBB’s shareholders’ equity as supported by the valuation report prepared by APSIS. AmBev has been informed there is no conflict or pooling of interests, current or potential, with the parent company of AmBev and CBB, or in view of their respective minority shareholders, or regarding the merger itself in connection with the valuation. Equity variations which are verified from the Reference Date and until the completion of the merger will be allocated by AmBev.

5. AmBev’s capital stock increase and composition of capital stock after the merger.

5.1. As the Merger involves a parent company and a subsidiary, the provisions in paragraph 1 of Article 226 of LSA are applicable herein, which will result in the cancelation of 19,881,631,705 common shares and 35,206,009,496 preferred shares of CBB held by AmBev and 26,958,767 preferred shares of CBB held in its treasury.

5.2. The book value of the amount of CBB’s shareholders’ equity corresponding to the investment of CBB’s minority shareholders is R$ 4,161.28. Therefore, the merger of CBB’s shareholders’ equity will result in an increase in AmBev’s shareholders’ equity by R$ 4,161.28 and a corresponding increase in its capital stock by the same amount. AmBev’s capital stock will then be divided into 54,934,922,712 nonpar registered shares, of which 23,558,271,860 will be common shares and 31,376,650,852 will be preferred shares.

6. Amendment to AMBEV’s Bylaws.

6.1. With the approval of the merger, the caput of the Article 5 of AmBev’s Bylaws will have the following new wording and its paragraphs will remain unchanged:

“Article 5 –  The Capital Stock is R$4,742,807,195.75, divided into  54,934,922,712  shares, of which 23,558,271,860 are common shares and  31,376,650,852  are preferred shares, all of them nonpar registered shares.”

7. Appointment of the Specialized Appraising Company.

7.1. As mentioned in whereas (i) above, AmBev’s managers appointed APSIS as the specialized appraising company which will be responsible for carrying out the valuation of CBB’s shareholders’ equity to be transferred to AmBev by virtue of the operation described in this Protocol and Justification. This appointment, however, is subject to the ratification by AmBev’s Extraordinary Shareholders’ Meeting, which will examine this present Protocol and Justification, under the terms of the provision in paragraph one of Article 227 of Law 6,404/76.

7.2. Additionally, as also mentioned in whereas (i) above, APSIS was contracted to carry out the valuation of the shareholders’ equities of AmBev and CBB in compliance with Article 264 of the Law 6,404/76.

8. Extinguishment of CBB.

8.1. The effectiveness of the merger described in this Protocol and Justification will result in the extinguishment of CBB, which, as already mentioned in this Protocol and Justification, will be succeeded by AmBev in all its assets, rights and liabilities.

9. Final Provisions.

9.1. This Protocol and Justification and the financial statements which were the basis for the calculation of the shareholders’ equity of CBB and AmBev on the Reference Date (audited as provided for by Article 12 of the CVM Instruction No. 319), as well as the other documents referred to in Article 3 of the same rule, will be available at the headquarters of AmBev and CBB and on the Internet – www.ambev-ir.com, investors item, news section, as from May 10, 2005.

9.2. The amount of any reimbursement to be paid to CBB’s shareholders who do not approve the Merger will be calculated based on the shareholders’ equity stated in the balance sheet as of the Reference Date, which was approved at CBB’s Annual Shareholders’ Meeting held on April 29, 2005, except in the event that permission to draw up a special balance sheet is granted and without prejudice to the provisions of paragraph 3 of Article 137 of the Law 6,404/76. The book value of CBB’s shareholders’ equity as of the Reference Date is equal to R$0,091943737 per share.

9.3. AmBev’s registry as a publicly-held company at the Brazilian Securities and Exchange Commission will be maintained.

9.4. Corporate Acts. The following corporate acts will be performed: (a) AMBEV’s Extraordinary Shareholders’ Meeting to (i) approve this present Protocol and Justification and authorize the capital increase to be subscribed and executed by CBB by transferring its shareholders’ equity under the amounts estimated, as well as ratify the appointment of the specialized appraising company which valuated it; and (ii) approve the valuation report referred to in item 7.1 above, as well as the effectiveness of the merger; and (b) CBB’s Extraordinary Shareholders’ Meeting to approve this Protocol and Justification and authorize the company’s managers to practice the necessary acts for the merger, including the subscription of AmBev’s capital increase.

9.5. The venue of the judicial district of São Paulo is elected to settle any doubts arising from this Protocol and Justification.

IN WITNESS WHEREOF, THE PARTIES SIGN THIS PRESENT INSTRUMENT IN THREE (3) COUNTERPARTS OF EQUAL CONTENT AND FORM, JOINTLY WITH THE WITNESSES BELOW.

São Paulo, May 9, 2005

Companhia de Bebidas das Américas – AMBEV:

Marcel Herrmann Telles	Carlos Alberto da Veiga Sicupira
Director	Director

John Franklin Brock III	Victório Carlos De Marchi
Director	Director

José Heitor Attilio Gracioso	Roberto Herbster Gusmão
Director	Director

Luis Felipe Pedreira Dutra Leite	Vicente Falconi Campos
Director	Director

Brent David Willis	Luiz Fernando Ziegler de Saint Edmond
Director	Executive Officer

João Mauricio Giffoni de Castro Neves	Bernardo Pinto Paiva
Executive Officer	Executive Officer

Carlos Eduardo Klützenschell Lisboa	Carlos Alves de Brito
Executive Officer	Executive Officer

Juan Manuel Vergara Galvis	Ricardo Bacellar Wueckert
Executive Officer	Executive Officer

Francisco de Sá Neto	Milton Seligman
Executive Officer	Executive Officer

Pedro de Abreu Mariani	Claudio Braz Ferro
Executive Officer	Executive Officer

Companhia Brasileira de Bebidas – CBB:

Victório Carlos De Marchi	Marcel Herrmann Telles
Director	Director

Vicente Falconi Campos	Luiz Fernando Ziegler de Saint Edmond
Director	Executive Officer

Cláudio Braz Ferro	João Mauricio Giffoni de Castro Neves
Executive Officer	Executive Officer

José Ronaldo Barcelos	Juan Manuel Vergara Galvis
Executive Officer	Executive Officer

Pedro de Abreu Mariani	Carlos Eduardo Klützenschell Lisboa
Executive Officer	Executive Officer

Ricardo Bacellar Wueckert
Executive Officer

Witnesses:

1.	____________________ Name: Identity Card (RG): Individual Taxpayer’s Register (CPF/MF):

2.	____________________ Name: Identity Card (RG): Individual Taxpayer’s Register (CPF/MF):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.